FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2005

Commission File Number 1-15224

Energy Company of Minas Gerais

(Translation of Registrant’s Name Into English)

Avenida Barbacena, 1200

30190-131 Belo Horizonte, Minas Gerais, Brazil

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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Index

Item	Description of Item

1.	Minutes of the Extraordinary General Meeting Held on December 30, 2004

2.	Market Announcement, January 4, 2005

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

CNPJ 17.155.730/0001-64

MINUTES OF THE EXTRAORDINARY GENERAL MEETING HELD ON 30

DECEMBER 2004.

At 9.30 am on 30 December 2004 stockholders of Companhia Energética de Minas Gerais – Cemig representing more than two-thirds of the registered capital carrying the right to vote, as verified by the Stockholders’ Attendance Book, where all signed and made the requisite statements, met at the company’s head office at Av. Barbacena 1200, 18th Floor, Belo Horizonte, Minas Gerais State, on first convocation. The stockholder The State of Minas Gerais was represented by the Attorney-General of the State, José Bonifácio Borges de Andrada, in accordance with Complementary Law 30 of 10 August 1993, as amended by Complementary Law 75, of 13 January 2004. The following were also present: the Chairman of the Audit Board, Aristóteles Luiz Menezes Vasconcellos Drummond, and representatives of SETAPE – Serviços Técnicos de Avaliações do Patrimônio e Engenharia Ltda. and Deloitte Touche Tohmatsu Auditores Independentes. Initially, Ms. Anamaria Pugedo Frade Barros, Manager of the General Secretariat of Cemig, stated that there was a quorum for holding of an Extraordinary General Meeting; and that the stockholders present should choose a Chairman of the Meeting, in accordance with the provisions of Clause 10 of the company’s Bylaws.

Requesting to speak, the representative of the stockholder State of Minas Gerais proposed the name of the stockholder Manoel Bernardino Soares to chair the meeting. Put to the vote, the proposal by the representative of the stockholder State of Minas Gerais was unanimously approved. The Chairman then declared the meeting opened and asked me, Anamaria Pugedo Frade Barros, to be the Secretary of the meeting, requesting me to read the convocation to the meeting, published in the newspapers Minas Gerais, the official publication of the powers of the state, O Tempo and Gazeta Mercantil, of 15, 16 and 17 December, 2004, the contents of which are as follows:

“COMPANHIA ENERGÉTICA DE MINAS GERAIS – Cemig – BRAZILIAN LISTED

COMPANY – CNPJ 17.155.730/0001-64 – EXTRAORDINARY GENERAL MEETING OF

 STOCKHOLDERS – CONVOCATION

Stockholders are hereby called to an Extraordinary General Meeting, to be held on 30 December 2004, at 9:30 a.m. at the company’s head office at Avenida Barbacena 1200, 18th floor, in the city of Belo Horizonte, Minas Gerais State, Brazil, to decide on the following matters:

I – Authorization for the transfer of the generation, transmission and distribution establishments of Companhia Energética de Minas Gerais to the wholly-owned subsidiaries Cemig Geração e Transmissão S.A. and Cemig Distribuição S.A., by transfer of assets, rights, obligations including tax obligations, employees, clientele and other elements related to these activities.

II – Approval of the Opinion on Valuation of Goods and Physical/accounting Reconciliation of Assets of Companhia Energética de Minas Gerais, as provided for in Article 8 of Law 6404/76, prepared by SETAPE – Serviços Técnicos de Avaliações do Patrimõnio e

Engenharia Ltda, and also the transfer of the goods of Cemig’s fixed assets in service to the wholly owned subsidiaries Cemig Geração e Transmissão S.A. and Cemig Distribuição S.A.

III – Approval of the Opinion on Monetary Special Obligations, Assets and Liabilities of Companhia Energética de Minas Gerais, as provided for by Article 8 of Law 6404/76, prepared by the company Deloitte Touche Tohmatsu Auditores Independentes, and also the transfer of the monetary special obligations, assets and liabilities of Cemig to the wholly-owned subsidiaries Cemig Geração e Transmissão S.A. and Cemig Distribuição S.A.

IV – Authorization for the transfer, by 31 January 2005, through the paying-in of the registered capital of the wholly-owned subsidiaries Cemig Geração e Transmissão S.A. and Cemig Distribuição S.A., of the net value specified in the above-mentioned Opinions.

V – Authorization for the registration, in the account line Advances for future increases of capital (“AFAC”), in Companhia Energética de Minas Gerais, of the accounting balances at 31 December 2004 of the goods, rights and obligations of Cemig, deducting the amount corresponding to the net amount of the values specified by the above-mentioned Opinions, the result of which shall be subscribed to the registered capital of the wholly-owned subsidiaries Cemig Geração e Transmissão S.A. and Cemig Distribuição in 2005.

VI – Change in the composition of the Board of Directors and, consequently, election of the sitting and substitute members of the said Board, through cumulative vote, as requested by the stockholder Southern Electric Brasil Participações Ltda. and as a result of the resignation of one Board Member.

Under Clause 3 of CVM Instruction 165 of 11 December 1991, adoption of a requisition to elect members of the Board by the cumulative voting method requires the affirmative vote of stockholders representing in aggregate a minimum of 5% (five percent) of the company’s total voting stock.

Any stockholder who wishes to be represented by proxy in this General Meeting should obey the terms of Article 126 of Law 6406/76, as amended, and the sole paragraph of Article 9 of the company’s By-laws, by depositing, preferably by 28 December 2004, proofs of ownership of the shares, issued by a depositary financial institution, and a power of attorney with special powers, at the management office of the General Secretariat of Cemig at Av. Barbacena 1200 – 19th floor, B1 wing, Belo Horizonte, state of Minas Gerais, Brazil, or by showing the said proofs of ownership at the time of the meeting.

Belo Horizonte, 13 December 2004.

Wilson Nélio Brumer

Chairman of the Board of Directors”

Before the agenda of this present meeting was put to debate and to the vote, the representative of the stockholder Southern Electric Brasil Participações Ltda. stated that, notwithstanding the existing dispute in relation to the Stockholders’ Agreement signed with the State of Minas Gerais, he would vote in favor of the proposals on the agenda, because he believed that it was in the interest of all the stockholders and of the company itself, and that the changes in the Bylaws made by the Extraordinary General Meeting of 25 October 1999, and subsequent meetings, were approved in the context of suspension, by decision of the Judiciary, of the Stockholders’ Agreement, which had taken place, and were, thus, provisional and precarious.

He also pointed out that the acts and operations practiced by the management bodies and those submitted to their/its approval, under changes in the Bylaws made under the protection of a Court decision currently in effect could, at any moment, be reviewed and cease to exist in law.

On the question, the representative of the stockholder State of Minas Gerais remembered that the decision which annulled the Stockholders’ Agreement signed between the State of Minas Gerais and Southern Electric Brasil Participações Ltda. no longer has an interim or provisional character: it is a decision on the merits and, thus, is not a case of a suspension, but one of annulment.

He added that there already exists a decision on the merits which annuls the Stockholders’ Agreement, confirmed by the Court of Appeal of the State of Minas Gerais.

He further explained that the decisions of this Meeting may only take into consideration what exists in actuality, and that it would be irresponsible and inappropriate if it were not to vote on the matters merely because of Court decisions awaited, since, in reality, the said Stockholders’ Agreement, by reason of a Court decision, cannot produce any effect and the decisions taken are being taken within strict compliance with the decisions of the Court.

Completing his comments, he noted that the extraordinary and special appeals put forward by Southern were not accepted by the Vice-Chairman of the Minas Gerais Appeal Court, and that, more recently, the national Higher Common Justice Appeal Court refused interlocutory and special appeals by Southern, strengthening the juridical situation already declared by the Minas Gerais Appeal Court, that is to say, the inefficacy of the Stockholders’ Agreement which is the subject of the action.

The Chairman then requested the Secretary to read the proposal of the Board of Directors, which deals with items I to V of the agenda, and also the Opinion given on it by the Audit Board, the contents of these documents being the following:

“PROPOSAL BY THE BOARD OF DIRECTORS TO THE EXTRAORDINARY GENERAL

MEETING TO BE HELD ON 30 DECEMBER 2004.

Dear Stockholders:

In view of the following:

a)      the need to change the bylaws to improve the attributions of the Board of Directors, and to establish guiding procedures for preparation of the company’s Master Guidelines Plan;

b)     the requirement that any changes in the Bylaws should be previously approved by the National Electricity Agency (Aneel);

c)      that for Cemig to adapt to the new model for the electricity sector established by Law 10848 of 15 March 2004, it is necessary for it to carry out a stockholding restructuring;

d)     that State Law 15290 of 4 August 2004 authorized the stockholding restructuring of Cemig, through the creation of wholly-owned subsidiaries constituted specifically for the activities of generation, transmission and distribution, upon decision by the Board of Directors of the company, with Cemig having the role of a holding company and keeping stockholding control of the companies to be created;

e)      that the Board of Directors of Cemig, through CRCA/105/2004, of 27 August 2004, approved the creation of two wholly owned subsidiaries, one to be named Cemig Geração e Transmissão S.A. and the other Cemig Distribuição S.A.;

f)        that goods, rights and obligations of Cemig related to the activities of generation, transmission and distribution of electricity will be transferred to these wholly-owned subsidiaries;

g)     that the company SETAPE – Serviços Técnicos de Avaliações do Patrimônio e Engenharia Ltda. was appointed by the Extraordinary General Meeting of Cemig held on 16 September 2004 to prepare Opinions on Valuation of Goods and Physical-accounting Reconciliation of the Assets of Cemig, as provided for by Clause 8 of Law 6404/76;

h)     that the company Deloitte Touche Tohmatsu Auditores Independentes was appointed by the Extraordinary General Meeting of Cemig to prepare another Opinion attesting to the balance of Monetary Special Obligations, Assets and Liabilities of Cemig, to be transferred to the subsidiaries Cemig Geração e Transmissão S.A. and Cemig Distribuição S.A.;

The Board of Directors proposes to submit to the Extraordinary General Meeting:

A)  Authorization for the transfer of the establishments of generation, transmission and distribution of Cemig to the wholly-owned subsidiaries Cemig Geração e Transmissão S.A. and Cemig Distribuição S.A., through the transfer of goods, rights, obligations including tax obligations, employees, clientele and other elements related to these activities.

B)    Approval of the Opinions on Valuation of Goods and Physical-accounting Reconciliation of Assets of Cemig, as provided for by Clause 8 of Law 6404/76, prepared by SETAPE – Serviços Técnicos de Avaliações do Patrimônio e Engenharia Ltda., and also the transfer of the goods of Cemig’s fixed assets in service to the wholly-owned subsidiaries Cemig Geração e Transmissão S.A. and Cemig Distribuição S.A., for the amounts, net of depreciation, of R$ 3,834,690,584.97 and R$ 4,143,272,149.71, respectively.

C)    Approval of the Opinion on Monetary Special Obligations, Assets and Liabilities of Cemig, as provided for by Clause 8 of Law 6404/76, prepared by the company Deloitte Touche Tohmatsu Auditores Independentes, and also the transfer of the monetary special obligations, assets and liabilities of Cemig to the wholly-owned subsidiaries Cemig Geração e Transmissão S.A and Cemig Distribuição S.A., in the net negative amounts of R$ 1,575,671,165.99 and R$ 3,667,520.935.34, respectively.

D)   Authorization for the transfer, up to 31 January 2005, through the paying-up of the registered capital of the wholly-owned subsidiaries Cemig Geração e Transmissão S.A. and Cemig Distribuição S.A., of the net amount of the values specified in the above-mentioned Opinions to be approved in the Extraordinary General Meeting to be held on 30 December 2004.

E)     Authorization for registration in the account line Advances for future increases of capital of Companhia Energética de Minas Gerais, of the accounting amounts at 31 December 2004 of the goods, rights and obligations of Cemig, less the amount of R$ 2,734,770,633.35, corresponding to the net amount of the above-mentioned Opinions to be approved at the said EGM, the result of which shall be incorporated into the registered capital of the wholly-owned subsidiaries Cemig Geração e Transmissão S.A and Cemig Distribuição S.A in 2005.

As can be seen, the aim of this proposal is to meet legitimate interests of the stockholders and of the company, and for this reason the Board of Directors expects that it will be approved by you, the stockholders.

Belo Horizonte, 13 December 2004.”

“OPINION OF THE AUDIT BOARD

The members of the Audit Board of Companhia Enérgetica de Minas Gerais – Cemig, undersigned, in exercise of their functions under law and the company’s bylaws, have examined the Proposal made by the Board of Directors, for:

I – authorization of the transfer of the generation, transmission and distribution establishments of Cemig to the wholly-owned subsidiaries Cemig Geração e Transmissão S.A. and Cemig Distribuição S.A., by transfer of assets, rights, obligations including tax obligations, employees, clientele and other elements related to these activities.

II – approval of the Opinion on Valuation of Goods and Physical/accounting Reconciliation of Assets of Cemig, as provided for in Article 8 of Law 6404/76, prepared by SETAPE – Serviços Técnicos de Avaliações do Patrimõnio e Engenharia Ltda, and also the transfer of the goods of Cemig’s fixed assets in service to the wholly owned subsidiaries Cemig Geração e Transmissão S.A. and Cemig Distribuição S.A., of the amounts, net of depreciation, of R$ 3,834,690,584.97 and R$ 4,143,272,149.71, respectively;

III – approval of the Opinion on Monetary Special Obligations, Assets and Liabilities of Companhia Energética de Minas Gerais, as provided for by Article 8 of Law 6404/76, prepared by the company Deloitte Touche Tohmatsu Auditores Independentes, and also the transfer of the monetary special obligations, assets and liabilities of Cemig to the wholly-owned subsidiaries Cemig Geração e Transmissão S.A. and Cemig Distribuição S.A., for the negative of R$ 1,575,671,165.99 and R$ 3,667,520,935.34, respectively;

IV – authorization of transfer, by 31 January 2005, through the paying-in of the registered capital of the wholly-owned subsidiaries Cemig Geração e Transmissão S.A. and Cemig Distribuição S.A., of the net value specified in the above-mentioned Opinions; and

V – authorization for the registration, in the account line Advances for future increases of capital (“AFAC”), in Companhia Energética de Minas Gerais, of the accounting balances at 31 December 2004 of the goods, rights and obligations of Cemig, deducting the amount of R$ 2,734,770,633.35 corresponding to the net amount of the values specified by the above-mentioned Opinions to be approved to be approved in that EGM, the result of which shall be subscribed to the registered capital of the wholly-owned subsidiaries Cemig Geração e Transmissão S.A. and Cemig Distribuição in 2005.

After carefully examining the proposal and further taking into account that both the legal requirements relating to the matter and also the joint interests of Cemig and its stockholders have been complied with, the Opinion of the members of the Audit Board is in favor of its approval by the Extraordinary General Meeting of Stockholders to be held on 30 December 2004. Belo Horizonte, 13 December 2004.

Signed by:) Beatriz Oliveira Fortunato, Luiz Guaritá Neto, Ronald Gastão Andrade Reis and Thales de Souza Ramos Filho”.

The Chairman then opened to debate the Proposal made by the Board of Directors to this meeting, explaining that the Opinions prepared by SETAPE – Serviços Técnicos de Avaliações do Patrimõnio e Engenharia Ltda. and by Deloitte Touche Tohmatsu Auditores Independentes will be attached to these present minutes and be an integral part thereof.

The stockholder João Luiz Senra de Vilhena, who is also the Executive Co-ordinator of the Cemig Unbundling Project, at the request of the representative of the stockholder State of Minas Gerais, gave explanations about the Project, emphasizing the need and the appropriateness for the company to carry out its stockholding restructuring, segregating the activities of generation, transmission and distribution, in such a way that there is no loss of value for the company.

The Chairman then suggested alterations to the Proposal under discussion, proposing that parts A, B, C and D should now read as follows:

A)            Authorization for the transfer of the establishments of generation, transmission and distribution of Cemig to the wholly-owned subsidiaries Cemig Geração e Transmissão S.A. and Cemig Distribuição S.A., through the transfer of moveable goods, land holdings, buildings and benefits made to real estate property and other real estate property, rights, obligations, employees, clientele and other elements related to these activities, and the wholly-owned subsidiaries shall be successors for all purposes and effects of law in the obligations, especially tax, social security and labor-law obligations of Cemig, and the company is authorized to carry out such transfers without novation.

B)              Approval of the Executive Summary Accounting Valuation Opinion (Opinion on Valuation of Goods and Physical-Accounting Reconciliation of the Assets of Cemig), as provided for by Clause 8 of Law 6404/76, prepared by SETAPE – Serviços Técnicos de Avaliações do Patrimônio e Engenharia Ltda., registered in the Brazilian Registry of Corporate Taxpayers (CNPJ) under number 44.157.543/0001-92, with head office in São Paulo, São Paulo State at Rua Henrique Schaumann 85, and also the transfer of the goods of Cemig’s fixed assets in service, based on the accounting value at 31 December 2004, to the wholly-owned subsidiaries Cemig Geração e Transmissão S.A. and Cemig Distribuição S.A., for the amounts, net of depreciation, of R$ 3,834,690,584.97 (three billion eight hundred thirty four million six hundred ninety thousand five hundred eighty four Reais and ninety seven centavos) and R$ 4,143,272,149.71 (four billion one hundred forty three million two hundred seventy two thousand one hundred forty nine Reais and seventy one centavos), respectively.

C)              Approval of the Accounting Valuation Opinion (Opinion on the Monetary Special Obligations, Assets and Liabilities of Cemig), as provided for by Clause 8 of Law 6404/76, prepared by the company Deloitte Touche Tohmatsu Auditores Independentes, with head office in São Paulo, SP, at Rua Bela Cintra 881, and Branch Office in Belo Horizonte, Minas Gerais, at Rua Paraíba 1122, 20th and 21st Floors, registered in the Brazilian Registry of Corporate Taxpayers (CNPJ) under Number 49.928.567/0001-11, and also the transfer of the monetary special obligations, assets and liabilities of Cemig, based on the accounting value at 30 September 2004, to the wholly-owned subsidiaries Cemig Geração e Transmissão S.A and Cemig Distribuição S.A., for the net negative values of R$ 1,575,671,165.99 (one billion five hundred seventy five million six hundred seventy one thousand one hundred sixty five Reais and ninety nine centavos) and of R$ 3,667,520.935.34 (three billion, six hundred sixty seven million five hundred twenty thousand nine hundred thirty five Reais and thirty four centavos), respectively.

D)            Authorization for the transfer, up to 31 January 2005, through the paying-up of the registered capital of the wholly-owned subsidiaries Cemig Geração e Transmissão S.A. and Cemig Distribuição S.A., of the net amount of the movable goods, land holdings and other real estate properties, rights and obligations, contained in the Opinions above-mentioned to be approved by this Extraordinary General Meeting”.

The Proposal of the Board of Directors mentioned above was submitted to the vote, with the changes suggested by the Chairman and was approved, with the following conditions:

In relation to item I of the convocation,

The State of Minas Gerais voted for the approval of the proposal for authorization of the transfer of the generation, transmission and distribution establishments of Companhia Energética de Minas Gerais to the wholly-owned subsidiaries Cemig Geração e Transmissão S.A. and Cemig Distribuição S.A., through the transfer of goods, rights, obligations, including tax obligations, employees, clientele and other elements related to these activities.

In relation to the contractual relationships established by the State of Minas Gerais with Companhia Energética de Minas Gerais, the transfer was made conditional upon:

prior and specific approval by the State of Minas Gerais, ratified in a General Meeting of Stockholders of Companhia Energética de Minas Gerais, and also the agreement, as necessary, of third parties who are parties to the said contractual relationships; and, also, safeguard of guarantee of participation of the State of Minas Gerais in the decisions of the subsidiaries of the Cemig “holding company” in accordance with the legal instruments to be prepared, as an appropriate measure for preserving the legal situation of its condition as controlling stockholder, in accordance with the Constitution of the State and the legislation currently in force.

Considering, also, the terms of the Official Letter from the Finance, Holdings and Investor Relations Director of the company – Of.GF/OF – 14.292/2004, dated 5 November 2004, submitted to the Director of the Center for Execution of the Public Debt – SCOC/DED, of the State Finance Secretariat, the stockholder State of Minas Gerais voted that any transfers authorized by items I and IV of the convocation the individual amounts of which are equal to or greater than 20 (twenty) times the minimum limit stated in the Bylaws for authorization by the Board of Directors of Companhia Energética de Minas Gerais, and also of non-operational goods and rights, whatever their value, should be authorized ad referendum the General Meeting of Stockholders of the Cemig “holding company”.

Requesting to speak, the representative of the stockholder Southern Electric Brasil Participações Ltda. and the representative of the stockholder Caixa de Previdência dos Funcionários do Banco do Brasil-PREVI said that they would vote in favor of the approval of the above-mentioned proposal by the Board of Directors, with the alterations suggested by the representative of the stockholder

State of Minas Gerais, emphasizing, however, that they considered it not to be necessary to hold a new Extraordinary General Meeting of Stockholders to approve the transfers made on this date.

The Chairman explained that, to support the paying-in to the registered capital of the wholly-owned subsidiaries of the moveable goods, land properties, buildings and benefits to buildings and other real estate properties, and also of the rights and obligations contained in the Opinions prepared by SETAPE – Serviços Técnicos de Avaliações do Patrimõnio e Engenharia Ltda and by Deloitte Touche Tohmatsu Auditores Independentes, increases in the registered capital of Cemig Geração e Transmissão S.A. and Cemig Distribuição S.A. will take place, from R$ 10,000.00 (ten thousand Reais) to R$ 2,259,019,418.98 (two billion two hundred fifty nine million nineteen thousand four hundred eighteen Reais and ninety eight centavos) and from R$ 10,000.00 (ten thousand Reais) to R$ 475,751,214.37 (four hundred seventy five million seven hundred fifty one thousand two hundred fourteen Reais and thirty seven centavos), respectively, these increases being in the amount of R$ 2,259,009,418.98 (two billion two hundred fifty nine million and nine thousand four hundred eighteen Reais and ninety eight centavos) and R$ 475,741,214.37 (four hundred seventy five million seven hundred forty one thousand two hundred fourteen Reais and thirty seven centavos), respectively, through the issue of

2,259,009,418 (two billion two hundred fifty nine million nine thousand four hundred and eighteen) new nominal common shares, in Cemig Geração e Transmissão S.A. and

475,741,214 (four hundred seventy five million seven hundred forty one thousand two hundred and fourteen) new nominal common shares in Cemig Distribuição S.A., all without par value.

The price of the shares to be issued is R$ 1.00 (one Real) each.

All of the shares to be issued by the wholly-owned subsidiaries Cemig Geração e Transmissão S.A. and Cemig Distribuição S.A. will be subscribed by the company and paid-up within 30 (thirty) calendar days from the date of holding of the Extraordinary General Meetings of Stockholders of those wholly-owned subsidiaries, by transfer of the moveable goods, land, buildings, benefits to buildings and other real estate properties, and also their rights and obligations.

The Chairman then informed the Meeting that the stockholder Southern Electric Brasil Participações Ltda. requested the calling of an Extraordinary General Meeting of Stockholders to elect new members of the Board of Directors, in view of the resignation of the Board Member Oderval Esteves Duarte Filho, as per a letter in the possession of the company.

Thus – the Chairman continued – since the period of office of the present members of the Board was begun through adoption of a Cumulative Vote, it is for this Meeting to elect all the sitting and substitute members of the Board of Directors to serve the mandate of 3 (three) years begun on 30 April 2003, that is to say up to the Ordinary General Meeting of Stockholders to be held in 2006, it being necessary, firstly and in view of Clause 12 of the Bylaws, to proceed to the election of the sitting member and the respective substitute appointed by representatives of the holders of the preferred shares, so as, subsequently, to apply the instrument of Cumulative Voting to fill the remaining vacancies on the Board of Directors.

Requesting to speak, as holders of preferred shares, the stockholders represented by

Messrs. Fábio do Prado Brandão Totti, George Washington Tenório Marcelino, Carolina Ribeiro de Oliveira Machado Cury and Ayres Augusto Álvares da Silva Mascarenhas proposed the following stockholders for membership of the Board of Directors:

as sitting member:

José Luiz Alquéres – Brazilian, married, engineer, resident and domiciled in Rio de Janeiro-RJ, at Av. Vieira Souto 438/601, Ipanema, CEP 22420-000, bearer of Identity Card number 1688939, issued by the Felix Pacheco Institute of Rio de Janeiro, and of CPF number 027190707-00;

and as substitute member,

Guy Maria Villela Paschoal – Brazilian, married, engineer, resident and domiciled in Belo Horizonte-MG, at Av. Bandeirantes 398, Sion, CEP 30315-000, bearer of Identity Card number M-616, issued by the Public Safety Secretariat of the State of Minas Gerais, and of CPF number 000798806-06, presenting summary career resumes of the stockholders José Luiz Alquéres and Guy Maria Villela Paschoal, both active people in the Brazilian electricity sector.

The representative of the stockholder Caixa de Previdência dos Funcionários do Banco do Brasil-PREVI then requested to speak and put forward, also as a holder of preferred shares, for membership of the Board of Directors, the following stockholders:

Sitting member:

José Ricardo Sasseron – Brazilian, separated, bank employee, resident and domiciled in São Paulo-SP, at Rua Capitão Fonseca Rosa 105/83, Jardim Santo Antônio, CEP 04726-230, bearer of Identity Card number 7746802, issued by the Public Safety Secretariat of São Paulo, and of CPF number 003404558-96;

and as substitute member,

Luiz Roberto Alarcão – Brazilian, married, bank employee, resident and domiciled in Curitiba-PR, at Av. República Argentina 183/301, Água Verde, CEP 80240-210, bearer of Identity Card number 1419669, issued by the Public Safety Secretariat of Paraná, and of CPF number 151265528-72.

The Chairman then submitted to debate and, immediately afterwards, to voting – separately, with only holders of preferred shares taking part in the voting –

the nominations made by the stockholders represented by

Messrs Fábio do Prado Brandão Totti, George Washington Tenório Marcelino, Carolina Ribeiro de Oliveira Machado Cury and Ayres Áugusto Álvares da Silva Mascarenhas and by

the representative of the stockholder Caixa de Previdência dos Funcionários do Banco do Brasil-PREVI,

and the nominations made by the stockholders represented by

Messrs Fábio do Prado Brandão Totti, George Washington Tenório Marcelino, Carolina Ribeiro de Oliveira Machado Cury and Ayres Augusto Álvares da Silva Mascarenhas were approved by a majority of votes.

The Chairman then informed the meeting that the stockholder Southern Electric Brasil Participações Ltda. had requested the adoption of cumulative voting and that 4,343,907,574 votes would be necessary for the election of a member of the Board of Directors, explaining that, to complete the Board of Directors, the representative of the stockholder Southern Electric Brasil Participações Ltda. should nominate five sitting members and respective substitute members and the stockholder State of Minas Gerais should nominate eight sitting members and respective substitute members.

Requesting to speak, the representative of the stockholder Southern Electric Brasil Participações Ltda. proposed the following stockholders for membership of the Board of Directors:

Sitting members:

Carlos Augusto Leite Brandão - Brazilian, married, engineer, resident and domiciled in São Paulo-SP, at Rua Joel Carlos Borges 60/608, Cidade de Monsões, CEP 04571-912, bearer of Identity Card number M-463193, issued by the Public Safety Secretariat of the State of Minas Gerais, and of CPF number 270396506-06;

Andréa Paula Fernandes – Brazilian, Single, company Manager, resident and domiciled in São Paulo-SP, at Alameda dos Arapanés 725/143, Moema, CEP 04524-001, bearer of Identity Card number 16321265-X, issued by the Public Safety Secretariat of the State of São Paulo, and of CPF number 098222028-65;

Antonio Luiz Barros de Salles – Brazilian, married, Lawyer, resident and domiciled in Barueri-SP, at Alameda Beija Flor 463, Morada dos Pássaros, CEP 06428-200 bearer of Identity Card number 3298700-6, issued by the Public Safety Secretariat of the State of São Paulo, and of CPF number 025417428-00;

José Augusto Pimentel Pessôa – Brazilian, married, engineer, resident and domiciled in Belo Horizonte-MG, at Rua Padre Francisco Arantes 380, Vila Paris, CEP 30380-730, bearer of Identity Card number M-129412, issued by the Public Safety Secretariat of the State of Minas Gerais, and of CPF number 001303706-49; and

Haroldo Guimarães Brasil – Brazilian, married, engineer, resident and domiciled in Belo Horizonte-MG, at Rua Maria Heilbuth Surette 550/301, Buritis, CEP 30575-100, bearer of Identity Card number 43389/D, issued by CREA-MG, and of CPF number 555424416-53;

Substitute members:

Fernando Teixeira Mendes Filho – Brazilian, single, lawyer, resident and domiciled in São Paulo-SP, at Rua Mário Ferraz 135/151, Jardim Europa, CEP 01453-010, bearer of Identity Card number 6640540-3, issued by the Public Safety Secretariat of the State of São Paulo, and of CPF number 063307228-11;

Rodrigo Bhering Andrade – Brazilian, married, lawyer resident and domiciled in São Paulo-SP, at Rua Deputado Euvaldo Lodi 132, Retiro Morumbi, CEP 05692-090, bearer of Identity Card number M-692163, issued by the Public Safety Secretariat of the State of Minas Gerais, and of CPF number 116834368-22;

Andréa Leandro Silva – Brazilian, single, lawyer, resident and domiciled in São Paulo-SP, at Rua Ibiaporá 139, Saúde, CEP 04157-090, bearer of Identity Card number 24481467-3, issued by the Public Safety Secretariat of the State of São Paulo, and of CPF number 165779628-04;

Evandro Veiga Negrão de Lima – Brazilian, married, businessman, resident and domiciled in Belo Horizonte-MG, at Av. Otacílio Negrão de Lima 5219, Pampulha, CEP 31365-450, bearer of Identity Card number M-1342795, issued by the Public Safety Secretariat of the State of Minas Gerais, and of CPF number 000761126-91; and

Antônio Renato do Nascimento – Brazilian, married, lawyer, resident and domiciled in Belo Horizonte-MG, at Rua Almirante Alexandrino 761/302, Gutierrez, CEP 30430-020, bearer of Identity Card number M-580979 issued by the Public Safety Secretariat of the State of Minas Gerais, and CPF number 337328178-49.

Requesting to speak, the representative of the stockholder State of Minas Gerais then proposed the following stockholders for membership of the Board of Directors:

Sitting members:

Wilson Nélio Brumer – Brazilian, married, company manager, resident and domiciled in Nova Lima-MG, at Alameda da Serra 1214/1000, Vale do Sereno, CEP 34000-000, bearer of Identity Card number MG-494249, issued by the Public Safety Secretariat of the State of Minas Gerais, and of CPF number 049142366-72;

Djalma Bastos de Morais – Brazilian, married, engineer, resident and domiciled at Belo Horizonte-MG, at Av. Bandeirantes 665/401, Serra, CEP 30315-000, bearer of Identity Card number 019112140-9, issued by the Army Ministry, and of CPF number 006633526-49;

Francelino Pereira dos Santos – Brazilian, married, lawyer, resident and domiciled in Belo Horizonte-MG, at Rua Professor Antônio Aleixo 222/902, Lourdes, CEP 30180-150, bearer of Identity Card number M-2063564, issued by the Public Safety Secretariat of the State of Minas Gerais, and of CPF number 000115841-49;

Antônio Adriano Silva – Brazilian, married, company Manager, resident and domiciled at Belo Horizonte-MG, at Rua Ceará 1883/801, Funcionários, CEP 30150-311, bearer of Identity Card number MG-1411903, issued by the Public Safety Secretariat of the State of Minas Gerais, and of CPF number 056346956-00;

Nilo Barroso Neto – Brazilian, married, counselor and diplomat, resident and domiciled at Belo Horizonte-MG, at Rua Rio de Janeiro 2323/11th Floor, Lourdes, CEP 30160-042, bearer of Identity Card number 8141, issued by the Foreign Relations Ministry and CPF number 238617111-68;

Maria Estela Kubitschek Lopes – Brazilian, married, architect, resident and domiciled at Rio de Janeiro-RJ, at Rua Alberto de Campos 237/101, Ipanema, CEP 22411-030, bearer of Identity Card number 45280-D, issued by CREA-RJ, and of CPF number 092504987-56;

Alexandre Heringer Lisboa – Brazilian, married, engineer, resident and domiciled at Belo Horizonte-MG, at Rua Dr. Lucídio Avelar 100/602, Estoril, CEP 30455-790, bearer of Identity Card number M-510577, issued by the Public Safety Secretariat of the State of Minas Gerais, and CPF number 222275206-04;

and, Aécio Ferreira da Cunha – Brazilian, married, lawyer, resident and domiciled at Belo Horizonte-MG, at Rua Professor Antônio Aleixo 82/501, Lourdes, CEP 30180-150, bearer of Identity Card number M-3773488, issued by the Public Safety Secretariat of the State of Minas Gerais, and of CPF number 000261231-34;

Substitute members:

Fernando Lage de Melo – Brazilian, married, engineer, resident and domiciled in Belo Horizonte-MG, at Praça das Constelações 79/301, Santa Lúcia, CEP 30360-320, bearer of Identity Card number M-400126, issued by the Public Safety Secretariat of the State of Minas Gerais, and of CPF number 293756816-53;

Luiz Antônio Athayde Vasconcelos – Brazilian, married, economist, resident and domiciled in Belo Horizonte-MG, at Rua Rio de Janeiro, 2251/601, Lourdes, CEP 30160-042, bearer of Identity Card number M-4355, issued by the Public Safety Secretariat of the State of Minas Gerais, and CPF number 194921896-15;

Marco Antônio Rodrigues da Cunha – Brazilian, married, engineer, resident and domiciled in Belo Horizonte-MG, at Rua Miguel Abras, 33/501, CEP 30220-160, bearer of Identity Card number M-281574, issued by the Public Safety Secretariat of the State of Minas Gerais, and CPF number 292581976-15;

Francisco Sales Dias Horta – Brazilian, separated, industrial businessman, resident and domiciled in Belo Horizonte-MG, at Rua Manoel Couto 388, Cidade Jardim, CEP 30380-080, bearer of Identity Card number M-305102, issued by the Public Safety Secretariat of the State of Minas Gerais, and of CPF number 013461306-63;

Guilherme Horta Gonçalves Júnior – Brazilian, married, economist, resident and domiciled at Belo Horizonte-MG, at Rua Engenheiro Walter Kurrle 51/902, Belvedere, CEP 30320-700, bearer of Identity Card number 1622046, issued by the Public Safety Secretariat of the Federal District and of CPF number 266078757-34;

Luiz Henrique de Castro Carvalho – Brazilian, married, engineer, resident and domiciled at Brumadinho-MG, at Rua Pitangueiras 261, Condomínio Retiro das Pedras, CEP 35460-000, bearer of Identity Card number MG-1115516, issued by the Public Safety Secretariat of the State of Minas Gerais, and of CPF number 315051986-15;

Franklin Moreira Gonçalves – Brazilian, married, Data Processing Technologist, resident and domiciled in Belo Horizonte-MG, at Rua João Gualberto Filho 551/302, Sagrada Família, CEP 31030-410, bearer of Identity Card number MG-5540831, issued by the Public Safety Secretariat of the State of Minas Gerais, and of CPF number 754988556-72; and

Eduardo Lery Vieira – Brazilian, married, engineer, resident and domiciled in Belo Horizonte-MG, at Rua Paulo Piedade Campos 640/102, Estoril, CEP 30455-250, bearer of

Identity Card number M-975155, issued by the Public Safety Secretariat of the State of Minas Gerais, and of CPF number 079802996-04.

The nominations made by the representative of the stockholder Southern Electric Brasil Participações Ltda. and by the representative of the stockholder State of Minas Gerais were put to the vote and were approved. The representative of the stockholder Southern Electric Brasil Participações Ltda. voted for the board members that he had proposed; and the representative of the stockholder State of Minas Gerais voted for the Board Members that he had proposed.

The Board Members who were nominated stated – in advance – that they are not subject to any prohibition on exercise of mercantile activity, and that they do not occupy a post in any company which can be considered a competitor of the company, nor have they represented any interest conflicting with that of Cemig, and assumed the solemn commitment to observe the principles of the State of Minas Gerais Code of Ethics.

The meeting being made open to the floor, since no-one wished to make any further statements, the Chairman ordered the session suspended for the time necessary for the writing of these minutes. The session being re-opened, the Chairman put these minutes to debate and to a vote and they were approved and signed, and the meeting closed. I, Anamaria Pugedo Frade Barros, Secretary, composed and sign these minutes jointly with all those present.

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

BRAZILIAN LISTED COMPANY

CNPJ 17.155.730/0001-64

MARKET ANNOUNCEMENT

Cemig hereby advises stockholders and investors of its preliminary, unaudited, consolidated financial results for 2004:

•                  Net profit: R$ 1.493 billion, or R$ 9.21 per thousand shares – an increase of 24.6% over the net profit of R$ 1.198 billion for 2003.

•                  Net revenue of approximately R$ 6.749 billion.

•                  Ebitda (net profit before interest, tax, depreciation and amortization) of R$ 2.390 billion, an increase of 33% over 2003.

The following items are included in these results:

•                Regulatory assets arising from the recovery of an amount of R$ 342.7 million in Cofins tax not covered by the present tariff.

•                A capital gain of R$ 102.2 million on the sale of 40% of the total capital of Gasmig.

•                An adjustment (of R$ 51 million) in operational expenses, arising from the receipt of the CVA credits, included in the present tariff.

These results are subject to possible changes before their final publication, following final calculations of amounts relating to the Company’s operations, events subsequent to this present announcement, and subsequent validation by the Company’s auditors.

Total electricity sales in 2004 were approximately 35.966 GWh, 3.1% more than in 2003.

The company’s capital expenditure in 2004 totaled R$ 888.9 million, a highlight being the acquisition of 100% of the shares of Rosal Energia S.A., for R$ 134 million.

The a meeting on 17 December the Board of Directors approved the financial basis of the capital expenditure program for 2005, in the amount of R$ 1.2897 billion, of which R$ 564.8 million will be for expansion of generation and transmission, R$ 552.7 million for expansion of distribution, and R$ 172.2 million for investments to be made by Cemig Holding.

Additionally, subject to entry of the funds, the following special projects, arising from the undertaking to universalize electricity service assumed by the company under the concession contract, were approved:

•                  The Luz Para Todos (“Light For All”) special project, under the aegis of the federal program for universalization of electricity service, in accordance with Law 10438 of 26 April 2002, for a total of R$ 575.1 million (five hundred and five million one hundred thousand Reais), to be made possible with funds originating from the federal government (CDE and RGR), on a sinking fund basis and/or with costs subsidized in accordance with Board Decision CRCA 142/04 of 9 November 2004;

•                  Medium and low-voltage works projects for a total of R$ 123 million (one hundred and twenty-three million Reais) to be financed with funds entirely provided by consumers.

Belo Horizonte, 4 January2005

Flávio Decat de Moura

Chief Financial and Investor Relations Officer.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGETICA DE MINAS GERAIS – CEMIG

By:	/s/ Flávio Decat de Moura
	Name:	Flávio Decat de Moura
	Title:	Chief Financial Officer and Investor Relations Officer

Date: January 19, 2005